Exhibit 99.1

Compton Reports First Quarter 2012 Results

CALGARY, May 10, 2012 /CNW/ - Compton Petroleum Corporation (TSX - CMT) reports its financial and operating results for the first quarter ended March 31, 2012. The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's audited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

Q1 2012 in Review

Summary of Results:

•	Cash flow was $3.8 million or $0.14 per diluted share
•	Operating loss was $18.7 million or $0.71 per diluted share
•	Net loss was $44.3 million or $1.68 per diluted share
•	Capital expenditures were $7.5 million, before acquisitions and divestitures

Highlights:

•	Average daily production of 12,569 boe/d
•	Completed and tied-in six wells and completed an upgrade on one additional well, adding initial incremental production of 1,250 boe/d
•	One additional well is awaiting tie-in
•	Engaged RBC Capital Markets as financial advisor for the recapitalization of the Corporation's capital structure

Financial Review

		Three Months Ended March 31
(000s, except per share amounts)		2012	2011

Revenue		$24,975	$35,649
Cash flow (1) (2)		$3,756	$7,626
Per share	- basic	$0.14	$0.03
	- diluted	$0.14	$0.02
Operating earnings (loss) (1) (2)		$(18,740)	$6,544
Net earnings (loss)		$(44,261)	$3,460
Per share	- basic	$(1.68)	$2.63
	- diluted	$(1.68)	$2.17
Capital expenditures before acquisitions and divestments(2)		$7,505	$6,874

As at		Mar. 31, 2012	Dec. 31, 2011
Total Facility & MPP financing		$154,358	$143,977
Total equity		$277,763	$321,835
Shares outstanding		26,359	26,359

(1)     Cash flow and operating loss are non-GAAP measures and are addressed  in detail in  the 'Advisories' section
(2)     Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Revenue decreased during the first quarter of 2012 compared to 2011 as a result of lower production volumes and lower realized natural gas prices. Cash flow for 2012 decreased 51% for the same reasons but was also partially offset by the decline in interest and finance, administration and operating costs. Compton reported a net loss for the first quarter of 2012 of $44.3 million versus earnings of $3.5 million in 2011 largely due to an impairment expense in 2012 of $33.2 million related to the value of development and production assets, which were impacted by low natural gas prices.  Operating loss was $18.7 million in 2012 as compared to operating earnings of $6.5 million in 2011 primarily due to the impact of lower natural gas prices and production.

Operations Review

	Three Months Ended Mar. 31
	2012	2011	% Change
Average daily production
Natural gas (MMcf/d)	62	72	(14%)
Liquids (bbls/d)	2,183	2,455	(11%)
Total (boe/d)	12,569	14,507	(13%)
Realized prices
Natural gas ($/mcf)	$2.44	$4.01	(39%)
Liquids ($/bbl)	$81.85	$69.11	18%
Total ($/boe)	$26.17	$31.68	(17%)
Field netback (1) (2) ($/boe)	$9.67	$16.89	(43%)

(1)     Field netback is a  non-GAAP measures and  is addressed in detail in  the MD&A
(2)     Prior periods have been revised to conform to current period presentation

Production for the first quarter of 2012 decreased 13% from 2011 largely due to limited new production additions since the first quarter of 2011 and natural declines. These reduced production volumes combined with the significant decrease in natural gas prices limited internally generated cash flow. Despite this, capital investment, before acquisitions, divestments and corporate expenses increased by 7% in the first quarter of 2012 compared to 2011 as the Corporation completed drilling activities initiated in late 2011.

At Niton, two Rock Creek horizontal wells were completed and tied-in during the first quarter of 2012: one well is producing 180 boe/d including 49 bbls/d of liquids while the other is waiting facility upgrade. In addition, a Notikewin well and a Wilrich well were completed in the Niton area. The Wilrich well is currently producing approximately 315 boe/d including 30 bbls/d of liquids, while the Notikewin well is producing approximately 260 boe/d including 32 bbls/d of liquids. The Corporation holds a 100% working interest in all of these wells.

In the Southern Plains, further development of the Ellerslie, Mannville and Big Valley Formations continued into 2012. These plays provide significant upside potential for the Corporation. Late in 2011, the Corporation drilled two vertical oil wells in Southern Plains: one in the Basal Quartz and a second in the Ellerslie Formation (both 100% working interest). The Basal Quartz well was put on production in early April with initial production rates of 1.0 mmcf/d of gas and 110 bbl/d of oil. The Ellerslie well has been put on production and is currently producing 1.2 mmcf/d of gas and 36 bbls/d of oil. A second 100% W.I. Ellerslie evaluation well is awaiting completion, which is expected in the second quarter.

During this period of low natural gas prices, Compton will manage its capital expenditure program within current cash flow in accordance with Management's prudent financial approach. The program remains flexible should commodity price levels increase or additional funds become available.

Outlook

North American natural gas prices are at historic lows and industry analysts predict that gas prices will remain depressed throughout 2012, and potentially beyond.  The current depressed natural gas market has resulted from supply levels that have outpaced consumer demand.  As natural gas comprises approximately 84% of Compton's production, the Corporation has been significantly impacted by the natural gas price outlook.

Compton's Management has re-focused the Corporation's strategy to act prudently in light of the prevailing natural gas price environment and will limit activity to operate within existing cash flow. Compton is currently generating positive cash flow from operations that has been allocated to its planned maintenance capital expenditure program.

Recognizing the potential impact of reduced natural gas prices on its liquidity, Compton engaged RBC Capital Markets as a financial advisor in March 2012 to recapitalize the Corporation's capital structure through the sale of assets and/or raising equity financing. Compton is also considering opportunities to leverage its substantial tax pool base.  The Board's objectives are to strengthen the balance sheet sufficiently to establish a sustainable operating base in the current commodity price environment and to create a platform that can take advantage of growth opportunities in future.

Compton's full year guidance is as follows:

Year-end average production	10,800 - 11,200 boe/d
2012 cash flow from operations(1)	$6.0 - $10.0 million
2012 capital expenditures	$14.0 - $16.0 million

(1) Based on $1.75/GJ AECO and $100/bbl Edmonton Par

Approximately half of the 2012 capital expenditures have been incurred to date, including completion and tie in of wells drilled in 2011.  The balance of the estimated 2012 capital expenditures will be incurred in the remainder of the year, focused on maintenance activities and future opportunities where superior returns are forecast. As funds become available, Compton plans to selectively invest in its liquids rich natural gas and oil opportunities and its emerging oil plays in the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area.

Compton's assets provide significant upside potential through their multiple zone development opportunities, contiguous land blocks and impact of horizontal multi-stage fracture technology.  Management continues to review strategies designed to maximize shareholder value, considering the current natural gas environment and cash flow limitations.  In the context of the current price environment, Compton will focus on maintaining the value of its asset base and identifying and executing on selected opportunities for future growth.

Additional Information

Compton has filed its audited Consolidated Financial Statements for the three months ended March 31, 2012 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2012 First Quarter Conference Call

Compton will host a conference call and web cast on Friday, May 11, 2012 at 9:00 a.m. MST (11:00 a.m. EST) to discuss the Corporation's first quarter financial, operating and reserves results. The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com.  The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-855-859-2056 or 1-416-849-0833 and enter access code 75795755# until May 18, 2012.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items,  and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants.  We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the results of financial and operational results as of December 31, 2011, and prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

%CIK: 0001043572

For further information:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

C.W. Leigh Cassidy
Vice President, Finance & CFO
Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 16:46e 10-MAY-12